SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                        COMMISSION FILE NUMBER 000-21015
                             CUSIP NUMBER 15115B105
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                           NOTIFICATION OF LATE FILING

(Check One):
| | Form 10-K    |_| Form 11-K    |_| Form 20-F    |X| Form 10-Q
|_| Form N-SAR   | | Form 10KSB

               For Period Ended: 06-30-2004

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A_______________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
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                                     PART I
                             REGISTRANT INFORMATION

                        Cell Tech International Incorporated
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                            Full Name of Registrant

                                  HumaScan Inc.
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                           Former Name if Applicable

                              565 Century Court
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           Address of Principal Executive Office (Street and Number)

                             Klamath Falls, Oregon 97601
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                            City, State and Zip Code

                                    PART II
                            RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.) |X| Yes |_| No

|X| | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
|X| | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on
    |     or before the 15th calendar day following the prescribed due date; or
    |     the subject quarterly report or transition report on Form 10-Q, or
    |     portion thereof will be filed on or before the fifth calendar day
    |     following the prescribed due date; and
    |
|_| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    | has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 could not be completed in time without unreasonable effort and expense. The Company has not received all the information it needs to complete the preparation of its financial statements.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Jim Liddell                                            (541) 882-5406
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       (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes | | No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      It is anticipated that the Form 10-Q will reflect the following changes in results of operations from the prior fiscal year:

      The Company's revenues for the quarter ended June 30, 2004 are expected to be approximately $4.86 million, compared to approximately $5.67 million for the quarter ended June 30, 2003. This decrease was primarily due to a 15% decrease in the number of active distributors and a corresponding decrease in orders for the same period. The net loss for the quarter ended June 30, 2004 is expected to be approximately $1.5 million compared to a net loss of $1.2 million during the same quarter in 2003. We expect to record a net loss of approximately $2.1 million for the six months ended June 30, 2004, compared to a net loss of approximately $1.7 million for the six months ended June 30, 2003. The increased loss was due primarily to a decrease in net revenues and to legal fees associated with current shareholder litigation. The Company expects to file its Form 10-Q within five calendar days of the prescribed due date.


                        Cell Tech International Incorporated
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                  (Name of Registrant as Specified in Charter)

            Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  August 17, 2004                    By: /s/ Marta C. Carpenter
                                              ----------------------
                                          Its:    President and CEO

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